FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL

Washington, D.C. 20549	OMB Number: 3235-0287
Expires: January 31, 2005
Check this box if no longer
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	Estimated average burden
subject to Section 16. Form 4 or	hours per response . . . . . . 0.5
Form 5 obligations may continue.
See Instruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
(Print or Type Responses)	Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
Director	10% Owner
Settlemyer, Karen M.	California Pizza Kitchen, Inc (CPKI)
X	Officer	Other
(Last)	(First)	(Middle)	3. I.R.S. Identification	4. Statement for	(give title below)	(specify below)
Number of Reporting	Month/Day/Year
Vice President Product
6053 West Century Blvd., Suite 1100	Person, if an entity	2/03/2003	Development and Purchasing
(Voluntary)
(Street)
5. If Amendment,	7. Individual or Joint/Group Filing	(Check Applicable Line)
Date of Original	X	Form filed by One Reporting Person
(Month/Day/Year)
Los Angeles, California 90045	Form filed by More than One Reporting Person

(City)	(State)	(Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Trans-	2A.	3. Trans-	4. Securities Acquired (A)	5. Amount of	6. Owner-	7. Nature of
(Instr. 3)	action	Deemed	action	or Disposed of (D)	Securities	ship	Indirect
Date	Execution	Code	(Instr. 3, 4 and 5)	Beneficially	Form:	Beneficial
Date, if	(Instr. 8)	Owned Following	Direct	Owner-
any	Reported	(D) or	ship
(Month/	(Month/	Transaction(s)	Indirect
Day/	Day/	(A) or	(Instr. 3 and 4)	(I)
Year)	Year)	Code	V	Amount	(D)	Price	(Instr. 4)	(Instr. 4)

Common Stock	02/01/03	M	5,000	A	$2.5000	D

Common Stock	02/01/03	S	5,000	D	$24.2500	1,470	D

Non-Qualified Stock Option (right to buy)	$2.5000	02/01/03	M	5,000	08/19/08	Common Stock	5,000	$24.2500	7,750	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1474 (9-02)